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                                                                     Exhibit 1
FIRST REAL ESTATE
INVESTMENT TRUST
 of New Jersey

RESULTS OF OPERATIONS
  SIX AND THREE MONTHS ENDED APRIL 30, 2002 AND 2001

HACKENSACK, NJ, June 6, 2002 - First Real Estate Investment Trust ("FREIT") announced its operating results for the six and three months ended April 30, 2002. All per share amounts represent diluted earnings per share and periods prior to October 18, 2001 have been adjusted to reflect the two-for-one share dividend paid on that date. The results of operations for the six and three month periods are not necessarily indicative of the results to be expected for the full year.

Net Income for the three months ended April 30, 2002 increased 39% to $1,336,000 ($.42 per share) on revenues of $4,942,000 from Net Income of $961,000 ($.31 per share) on revenues of $4,793,000 for the three months ended April 30, 2001. FFO for the current quarter increased 33.7% to $1,796,000 ($.56 per share) compared to $1,343,000 ($.43 per share) for the comparable quarter last year.

For the six months ended April 30, 2002 Net Income increased 28.7% to $2,674,000 ($.84 per share) on revenues of $9,888,000. This compares to Net Income of $2,078,000 ($.67 per share) on revenues of $9,611,000 for last year's six month period. FFO for the current six month period increased 24.5% to $3,570,000 ($1.12 per share) from $2,868,000 ($.92 per share) last year.

RETAIL PROPERTIES: For the six months ended April 30, 2002, Earnings (Net income before depreciation, deferred rents, and financing costs) increased 12% to $4.3 million on revenues of $6.0 million. This compares to Earnings of $3.8 million on revenues of $5.7 million for the prior year. The increases in current years earnings and revenues are attributable to higher average occupancy (97.3% vs. 94.8%), and to a lesser degree, scheduled rent increases.

RESIDENTIAL PROPERTIES: For the six months ended April 30, 2002, Earnings (Net income before depreciation and financing costs) increased 9% to $1.9 million on revenues of $3.4 million. This compares to Earnings of $1.7 million on revenues of $3.3 million last year. The increases are attributable to higher average occupancy (94.9% vs. 93.0%), higher monthly rents, and lower operating expenses due to the mild winter. A contract has been entered into for the sale of FREIT's 132 unit Camden Property. The seller is currently in due-diligence review. The sale, upon closing, will have no material financial affect on FREIT's future operating results.

Net Income at our 40% owned affiliate, which owns a 210-unit garden apartment complex in Westwood, NJ, increased 75% to $273,000 from $156,000 last year. As a result our share of income from our affiliate increased to $109,000 this year compared to $62,000 last year.

NET INVESTMENT INCOME / FINANCING COSTS: As a result of the lower interest rate environment compared to last year, interest income has fallen to $123,000 this year compared to $404,000 last year. Financing costs falling to $2,441,000 this year, compared to $$2,774,000 last year, has offset this reduction.

DIVIDENDS: For the second quarter ended April 30, 2002, FREIT declared a $.30 per share dividend payable on June 18, 2002 to share holders of record on June 3, 2002. This raises dividends this year to $.60 per share.
                                     (over)


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

                                           FIRST REAL ESTATE INVESTMENT TRUST of New Jersey
                                               Summary Consolidated Balance Sheet Data
                                          (in thousands of dollars except Per Share amounts)

                                              April 30,                       October 31,
                                                2002                            2001
                                                ----                            ----
Real Estate Properties                        $ 76,121                        $ 76,955
Cash & Cash Items                               13,935                          13,187
Marketable Securities                                                              500
Mortgage Notes Payable                          68,866                          69,354
Shareholders' Equity                            22,392                          21,588



                                                     Summary Consolidated Statement of Income
                                                  Six Month Ended               Three Months Ended
                                                  ---------------               ------------------
                                                      April 30,                       April 30,
                                                 2002          2001              2002           2001
                                                 ----          ----              ----           ----
Revenues:
Real Estate Operations                        $  9,656      $  9,145          $  4,829       $  4,575
Net Investment Income                              123           404                55            186
Equity In Earnings Of Affiliate                    109            62                58             32
                                              --------      --------          --------       --------
    Total Revenue                                9,888         9,611             4,942          4,793
                                              --------      --------          --------       --------
Expenses:
Real Estate Operations                           2,240         2,300             1,120          1,188
Real Estate Taxes                                1,211         1,158               606            579
Financing Costs                                  2,441         2,774             1,225          1,396
General & Administration                           218           199               103            115
Depreciation                                     1,104         1,102               552            554
                                              --------      --------          --------       --------
    Total Expenses                               7,214         7,533             3,606          3,832
                                              --------      --------          --------       --------
     Net Income                               $  2,674      $  2,078          $  1,336       $    961
                                              ========      ========          ========       ========
     Net Income Per Share
      Basic                                   $   0.86      $   0.67          $   0.43       $   0.31
      Diluted                                 $   0.84      $   0.67          $   0.42       $   0.31

Funds From Operations :
Net Income                                    $  2,674      $  2,078          $  1,336       $    961
Depreciation & Amortization                      1,149         1,149               566            570
Deferred Rents                                    (187)         (202)              (94)           (95)
Capital Improvements - Apartments                 (150)         (224)              (60)          (124)
Minority Interest                                   92            16                45              6
Other                                               (8)           51                 3             25
                                              --------      --------          --------       --------
    Total FFO                                 $  3,570      $  2,868          $  1,796       $  1,343
                                              ========      ========          ========       ========
    FFO Per Share
     Basic                                    $   1.14      $   0.92          $   0.58       $   0.43
     Diluted                                  $   1.12      $   0.92          $   0.56       $   0.43

    Dividends Per Share                       $   0.60      $   0.60          $   0.30       $   0.30





The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods, or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust's filings with the SEC including the Trust's most recent filed report on Forms 10-K and 10-Q.

                                     #######

 FREIT is a publicly traded (over-the-counter - symbol FREVS) REIT organized in 1961. It has approximately $96 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern, L.I. to Maryland, with the largest concentration in Northern New Jersey.

   For additional information contact Shareholder Relations at (201) 488-6400.